FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

This document may contain statements that could constitute forward-looking statements, including, but not limited to our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of emergency laws enacted by the Argentine government since early 2002; and the impact of rate changes and competition on our future financial performance. Forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect our expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the long-term impact of significant changes regarding the role of the government in the economy. Changes in laws and economic and business conditions in Argentina since 2001 have been extensive and rapid and have had a severe impact on our financial condition. Our future financial condition may also be affected by continuing uncertainties with respect to the outcome of legal proceedings relating to our debt restructuring, the Argentine legal framework, and an increase in inflation. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in our business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult our annual report filed under Form 20-F as well as periodic submissions made under Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission (the “SEC”).

Recent Developments

Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars.

During 2001 and 2002, Argentina went through a period of great political, economic and social instability, leading to the early resignation of President de la Rúa, the default on part of Argentina’s sovereign debt and the devaluation of the Argentine peso in January 2002, after more than 10 years of parity with the U.S. dollar. In 2002, the Argentine government undertook a number of far-reaching initiatives affecting Argentina’s economy in general and its financial system in particular. These measures radically changed the country’s monetary and foreign exchange regime and the regulatory environment for doing business in Argentina, affecting all sectors of the economy.

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Although the government succeeded in stabilizing the main macroeconomic variables in the second half of 2002 and the economy has grown since, the impact of Argentina’s economic crisis in 2002 has not been overcome, as evidenced by the fact that approximately 40% of the population remains below the poverty line, as measured by the Instituto Nacional de Estadísticas y Censos. We can give no assurance that the current growth and partial stabilization will prove sustainable in the long-term.

Argentina’s current President, Mr. Néstor Kirchner, elected in 2003, has been highly critical of certain policies followed in the 1990s, to which he attributes in part the crisis that affected Argentina. His administration has pursued the monetary and fiscal policies initiated in 2002 to administer the crisis and has resisted demands for “structural” reforms made by the International Monetary Fund (the “IMF”). Argentina’s economic growth since 2002 has been driven by exports and import-substitution, both attributable primarily to the lasting effect of the real devaluation of the peso in January 2002. The economic growth has increased government revenues and allowed the government to generate a primary fiscal surplus since 2003. Certain sectors of the economy, however, such as energy and other utilities, have been severely adversely affected by the government’s unwillingness to approve tariff increases. The lack of investments in the energy sector poses an important challenge to the ability of the Argentine economy to sustain growth in the medium and long term. Furthermore, since 2003, the peso has appreciated in real terms, and Argentina’s competitiveness has diminished. The ability of the Argentine government to maintain the levels of primary fiscal surplus achieved in 2003 and 2004 may be weakened by decreasing exports. If the Kirchner administration’s economic policy fails to turn the economic growth Argentina experienced since 2002 into sustainable development in the long run, political and economic instability may return. As in Argentina’s past history, the economy is also likely to suffer, especially if political and social pressures in Argentina inhibit the implementation of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. This would also have an adverse impact on the private sector’s long-term ability to grow and invest.

For the nine-month period ended September 30, 2005, the consumer price index (the “CPI”) increased by 8.9% and the wholesale price index increased by 8.1%. The inflation rate (by reference to the CPI) as of October 31, 2005 was 9.8%. In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth.

On December 23, 2001, Argentina suspended payments on its sovereign debt, except for debt owed to multilateral credit agencies. Argentina had numerous rounds of negotiations with the IMF in 2002-2003 regarding Argentina’s economic program and the medium-term refinancing of its debt with the IMF. These negotiations resulted in a September 2003 agreement to roll over Argentina’s obligations to the IMF over a three-year period. The agreement specified a surplus of 3% of GDP and several other qualitative targets for 2004. No primary surplus targets were set for 2005 and 2006 and agreement on various issues, including structural reforms, was deferred. Negotiations with the IMF stalled in 2004 and the IMF and Argentina ultimately deferred negotiation of certain undetermined aspects of the IMF program until after Argentina completed the restructuring

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of its defaulted debt with private creditors. During that period, Argentina met its payment obligations to the IMF. In January 2005, Argentina submitted a restructuring proposal to the holders of approximately U.S.$100 billion aggregate outstanding amount of defaulted bonds involving a significant write-down of the claims. In May 2005, the IMF agreed to a 12-month roll over of approximately U.S.$2.5 billion in loans owed by Argentina. On June 2, 2005, Argentina announced the completion of its debt exchange with holders of approximately 76% of the defaulted debt.

Holders of claims totaling approximately U.S.$26 billion declined to accept Argentina’s offer. Numerous creditors have brought claims against Argentina in foreign courts, and in certain cases judgments have been rendered against Argentina. Argentina has taken the position that creditors that did not accept its proposed restructuring will not be entitled to exchange their defaulted bonds at a later date. The ability of these creditors to recover will depend on the success of their litigation strategy. Certain of these creditors obtained injunctions that delayed for approximately two months Argentina’s ability to complete its exchange with the creditors that accepted its proposal. The hold-out creditors may continue to undertake attempts to recover their claims, which if successful, could affect the value of Argentina’s newly issued bonds as well as its ability to raise new debt.

As a consequence of its default on its sovereign debt, Argentina’s government presently has limited access to financing from private international capital markets. To the extent that such limited access continues, Argentina’s government is therefore likely to depend on the IMF and other multilateral lending as its main source of foreign capital. The completion of the restructuring offer with foreign bondholders to Argentina’s satisfaction has not paved the way to an agreement with the IMF regarding Argentina’s medium-term economic program and the refinancing of its outstanding debts to the IMF and other multilateral institutions on terms acceptable to Argentina. The IMF has indicated its intention to require Argentina to address the outstanding issue of bondholders who have rejected and are challenging Argentina’s debt exchange offer as a condition to future financing. If Argentina fails to meet the IMF’s conditions, including such performance criteria as the IMF may seek to include, it may lose its ability to make additional drawdowns from the IMF. If the IMF decreases its lending to Argentina, Argentina’s limited access to foreign capital would be further curtailed, and it would have to confront debt repayments with its own funds. This may adversely affect Argentina’s economic prospects.

Our liquidity, financial condition, anticipated results of operations and business prospects have been materially adversely affected by Argentina’s economic crisis and many of the measures taken by the Argentine government since 2001. The economic and financial crisis that affected Argentina has:

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resulted in a net loss of subscribers, totaling approximately 352,000 in 2002. However, during the years ended December 31, 2003 and 2004 we experienced some recovery in our subscriber base with a net addition of approximately 108,300 subscribers during that two-year period. During the nine-month period ended September 30, 2005 we continued to increase subscribers with a net addition of approximately 70,100 subscribers;

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•	eliminated practically all of our sources of liquidity, other than our cashflow from operations, resulting in our inability to refinance debt that matured in 2002 and after;
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caused us to default in the payment of principal and interest due on our 9¼% Notes due 2002, 10½% Notes due 2007, 13.125% Notes due 2009, 10½% Notes due 2018, Floating Rate Notes due 2003 (together, the “Existing Notes”), and other financial indebtedness (the “Bank Debt,” and together with the Existing Notes, the “Existing Debt”); and

•	caused a significant decline in the value of our assets and anticipated revenues.

Continuation of Operations

In response to the severe economic recession that Argentina suffered during 2001 and 2002, we devoted our resources and revenues to ensure the continuity of our operations and focused our efforts on the restructuring of our Existing Debt, including all of our Existing Notes. Our restructuring proposal, set forth in an “acuerdo preventivo extrajudicial” or pre-packaged reorganization plan (“APE”), comprises three options: a cash option, a ten-year par bond option and a combined option (including a seven-year discount bond and common stock), each subject to a ceiling. We submitted our proposal to our financial creditors in early 2003. Based on the approvals obtained at a bondholders’ meeting held on December 10, 2003, together with the support provided by commercial bank creditors, we announced on December 13, 2003 that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003, we filed our APE together with evidence of the consents and approvals obtained from our creditors with the Commercial Court No. 4 of Buenos Aires (the “Buenos Aires Court”) seeking judicial confirmation. As ordered by the Buenos Aires Court on December 17, 2003, we published the statutory notices and creditors had a right to file objections to the confirmation of our APE until February 13, 2004. We faced significant opposition to the confirmation of our APE in Argentina, primarily from State Street Bank, the nominee for our Existing Notes held by a U.S.-based investment group known as W.R. Huff (“Huff”). Among other arguments, Huff claimed that we had discriminated against creditors affected by the APE that had voted against its approval at the December 10, 2003 bondholders meeting or abstained from voting at that meeting because their distributions would be determined only after determining the distribution of the “yes” voters and consenting creditors. On April 14, 2004, the Buenos Aires Court issued a decision rejecting the objections filed, including Huff’s, and confirming the APE. The Buenos Aires Court held that all affected creditors should be treated equally, and ordered that both (i) persons present at the bondholders’ meeting held on December 10, 2003 who voted against or abstained from voting and (ii) creditors that were not present at the bondholders’ meeting held on December 10, 2003 be permitted to exercise within a 30-day period following publication of certain notices the right to elect among the three options under our APE. The Buenos Aires Court also ordered that such elections be given the same treatment as those made at the December 10, 2003 bondholders’ meeting by the creditors that approved our proposal.

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On October 4, 2004 the Court of Commercial Appeals, Chamber “A” (the “Court of Commercial Appeals”) rendered a decision affirming the April 14, 2004 decision of the Buenos Aires Court. On December 14, 2004 the Court of Commercial Appeals dismissed the extraordinary appeal filed by Huff against its decision of October 4, 2004 affirming the lower court’s confirmation of our APE. Huff subsequently filed a “recurso de queja” (an ex parte proceeding seeking that an appellate court reverse a decision of a lower court denying the granting of an appeal) with the Argentine Supreme Court (the “Supreme Court”) seeking to reverse the decision rendered by the Court of Commercial Appeals. The Supreme Court dismissed Huff’s “recurso de queja” in April 2005. In the meantime, Huff made several submissions to the Buenos Aires Court seeking to delay the publication of notices contemplated in the April 14, 2004 decision. Huff´s applications were rejected by the Buenos Aires Court on May 16, 2005. On May 26, 2005 the Buenos Aires Court rejected an appeal of the May 16, 2005 decision submitted by Huff that same day. To our knowledge, Huff did not seek to reverse the May 26, 2005 rejection of the appeal. We have been advised that no further appeal of the April 14, 2004 decision is contemplated by Argentine law. We intend to begin the publication of notices and initiate the transactions necessary for us to consummate our APE as early as practicable.

Huff also brought action against us in New York State courts on December 19, 2003, seeking, among other things, to enjoin the continuation of the APE proceedings in Argentina. On January 16, 2004, our “Directorio,” or Board of Directors, filed a petition under Section 304 of Title 11 of the United States Code, 11 U.S.C. §101 et seq. (the “U.S. Bankruptcy Code”) with the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”), seeking to protect our APE proceedings in Argentina and to obtain recognition of our APE in the United States to the extent confirmed by the Buenos Aires Court. On January 28, 2004, two Huff-controlled entities and a Mr. Willard Alexander (together, the “Involuntary Petitioners”) sought to initiate an involuntary proceeding under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court.

On January 30, 2004, the U.S. Bankruptcy Court entered an order allowing (a) us to take all actions to participate in, conduct, or take any action in furtherance of, our APE under the jurisdiction of the Buenos Aires Court to the fullest extent permitted under Argentine law; (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, our APE and our APE proceedings, to the fullest extent permitted under Argentine law; and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Buenos Aires Court (and any right to appeal any decision of such Argentine court) to oppose our APE or our APE proceedings to the fullest extent permitted under Argentine law.

The January 30, 2004 order of the U.S. Bankruptcy Court ensured that the filing by the Involuntary Petitioners did not interfere with participation by our creditors or any other person in our APE proceedings. The order made clear that any person’s or party’s

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participation in the APE or the APE proceedings in Argentina was not prohibited or limited by application of the automatic stay provisions of the U.S. Bankruptcy Code.

On March 12, 2004, the U.S. Bankruptcy Court denied a motion to dismiss the Section 304 proceeding by Huff seeking a declaration that its rights as an alleged holder of notes issued by us and placed, among other markets, in the United States, pursuant to indentures subject to the Trust Indenture Act of 1939 (the “TIA”), cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the relief requested in the abovementioned Section 304 proceeding should be denied in our case.

On August 27, 2004, the U.S. Bankruptcy Court rendered a preliminary decision in the Section 304 proceeding indicating its intention to grant the relief requested by our Board of Directors and dismiss the involuntary petition. However, the decision called for additional proceedings with respect to two matters prior to us obtaining a final favorable decision by the U.S. Bankruptcy Court in the United States. One of those two matters was a discriminatory effect identified by the U.S. Bankruptcy Court with respect to the U.S. retail holders that accepted our offer in 2003 arising from the fact that the only option available to U.S. retail holders under our APE solicitation in 2003 was the cash option, which the U.S. Bankruptcy Court found to have less value than the other two options. The second matter related to criminal charges filed in Argentina against certain of Huff’s officers by an Argentine criminal prosecutor on the basis of reports submitted by a Director of Multicanal, alleging that Huff had sought to extract from Multicanal treatment under the APE which would have been better than that available to other creditors. The U.S. Bankruptcy Court required that, prior to entry of a final order under Section 304, we establish justification for the commencement of the criminal prosecution in Argentina.

After additional submissions by our Board of Directors and Huff regarding both matters identified in the August 27, 2004 decision, on December 2, 2004, the U.S. Bankruptcy Court rendered a decision indicating that it would dismiss the involuntary petition and, subject to the implementation by us of a remedy that eliminated the discrimination found by the U.S Bankruptcy Court to have affected the U.S. retail holders that elected the cash option on or before December 12, 2003, grant the definitive relief requested by our Board of Directors. The U.S. Bankruptcy Court also found in its December 2, 2004 decision that because the criminal prosecution did not distort the vote on the APE, the court did not need to determine finally the exact contours of the grounds for commencing that prosecution, and under the circumstances the fact that criminal proceedings were commenced did not warrant denial of Section 304 relief. On January 6, 2005, the U.S. Bankruptcy Court entered an order dismissing the involuntary petition and, subject to the condition that we implement a remedy to address the U.S. retail holder discrimination found by the U.S. Bankruptcy Court, granting the Section 304 petition and issuing a permanent injunction (the “U.S. Order”). The permanent injunction provides that the APE be recognized and enforced in the United States to the same extent that the APE is recognized and enforced in Argentina. The U.S. Bankruptcy Court’s decision was appealed by Huff to the U.S. District Court in January 2005.

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On April 5, 2005, the U.S. District Court entered an order upholding the U.S. Bankruptcy Court’s dismissal of the involuntary petition filed against us and the denial of Huff’s claim regarding its alleged rights under the TIA, but reserved judgment on whether the means chosen by us to implement the remedy ordered by the U.S. Bankruptcy Court would give rise to a violation of the registration requirements set forth in the Securities Act, as alleged by Huff, and whether further proceedings were necessary to determine that the remedy we proposed did not in turn require further proceedings in Argentina. We and Huff filed additional submissions with the U.S. District Court, and the U.S. District Court held a hearing on May 31, 2005.

Also in May 2005, Huff filed notices of appeal to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) of the U.S. District Court’s April 5, 2005 order. We have moved to dismiss the appeals on the grounds that the Second Circuit has no appellate jurisdiction over the U.S. District Court’s April 5, 2005 order, and Huff has opposed that motion. We and Huff have stipulated that this motion to dismiss the Second Circuit appeals and the briefing and hearing on the appeals should be adjourned until after the U.S. District Court issued its further order. The stipulation was approved by the Second Circuit on August 18, 2005.

On September 6, 2005, to implement the cure ordered by the Argentine Court and the cure ordered by the U.S. Bankruptcy Court under the APE as promptly as practicable and to avoid the potential expense and delay that could result form further litigation regarding the availability of an exemption from registration under the Securities Act of 1933, the Company filed a registration statement with the SEC to register with the SEC the securities to be offered in connection with the cures. The Company notified the U.S. District Court of the filing to comply with all the conditions imposed and obtain a final order in the United States recognizing the APE as approved in Argentina.

On September 28, 2005, the U.S. District Court affirmed (with the limitation noted below) prior rulings of the U.S. Bankruptcy Court granting recognition to our APE in the United States to the extent our APE has been confirmed in Argentina and dismissing the involuntary Chapter 11 petition brought by Huff against us. The U.S. District Court, however, rejected our argument that the offering of the securities contemplated in the cures could be made in reliance upon Section 3(a)(9) of the Securities Act and remanded the case to the U.S. Bankruptcy Court for further proceedings as to the legality of the measures proposed by us to implement the cures required by the Buenos Aires Court in its decision confirming the APE and by the U.S. Bankruptcy Court under Section 5 of the U.S. Securities Act of 1933 and the sufficiency of such measures under Section 304 of the U.S. Bankruptcy Code. The proceedings have now returned to the U.S. Bankruptcy Court for further proceedings on the matters remanded by the U.S. District Court. We have presented our legal arguments following the schedule set forth by the U.S. Bankruptcy Court. Huff may respond to these arguments. Additionally, Huff filed notices of appeal of the U.S. District Court’s September 28, 2005 rulings on October 27, 2005, and we filed notices of cross appeal of the U.S. District Court’s September 28, 2005 ruling as a protective measure on November 9, 2005. We and Huff are currently discussing entering into a further stipulation to stay these Second Circuit appeals.

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To date, we have sought recognition of our APE in the United States on the understanding that it would be in the interest of our consenting creditors that we do so, and are considering all alternatives reasonably available to us to obtain such recognition and consummate the transactions contemplated in our APE, after addressing applicable conditions of U.S. and Argentine courts, as early as practicable. We are, however, an Argentine corporation subject to the laws and regulations of Argentina and must ensure the viability of our operations bearing in mind the constraints imposed by Argentine law.

As of the date of this filing, we have been served with process on 34 involuntary bankruptcy (quiebra) petitions. Of those 34 petitions, one has been suspended and 33 have been dismissed by the Buenos Aires Court because we made deposits with the Buenos Aires Court to cover the petitioners’ claims that were, in the view of the Buenos Aires Court, sufficient to disprove that we were unable to pay our debts as they fell due. One additional petition was filed but not served on us. This petition was moot as a matter of Argentine law as our APE obtained the requisite majorities and was confirmed. The Buenos Aires Court’s decision dismissing the petitions has been affirmed by the Court of Commercial Appeals.

Overview

Set forth below is a discussion and analysis of our results of operations for the nine-month periods ended September 30, 2005 and 2004. The financial information included in the discussion below as at September 30, 2005 and 2004 and for the nine-month periods then ended is derived from our interim consolidated financial statements. The information in this section should be read together with the interim consolidated financial statements and the related notes included elsewhere in this report. Our interim consolidated financial statements were prepared in accordance with Argentine generally accepted accounting principles (“GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). In compliance with SEC rules, no numerical measure calculated other than in accordance with GAAP or U.S. GAAP has been included in this Management's Discussion and Analysis.

Volatility of the Peso

Significant fluctuations in the value of the peso can be expected to have significant adverse effects on the Argentine economy and on our financial condition and results of operations. The decision to float the peso on January 7, 2002 and the devaluation of the peso that followed, mainly during the first half of 2002, resulted in an increase in the nominal exchange rate of the U.S. dollar versus the peso during 2002, reaching its highest point of Ps. 3.90 per U.S. dollar on June 25, 2002. At October 31, 2005, the peso/dollar sell rate quoted by Banco de la Nación Argentina was Ps. 3.002 to U.S.$ 1.00.

Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, the depreciation had a negative impact on the ability of Argentine businesses to honor foreign currency-denominated debt, strongly reduced real wages and had a negative impact on businesses whose activity is dependent on domestic market demand, such as utilities and the financial

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industry. The devaluation also affected adversely the government’s tax revenues (measured in dollars) and therefore its ability to honor its foreign debt obligations. An excessive appreciation of the peso would also have negative effects for the Argentine economy, reducing the competitiveness of exporters. Given the uncertainty as to Argentina’s long-term economic prospects, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how that uncertainty will affect our operations and financial condition.

Except as otherwise set forth in this report, dollar-denominated assets and liabilities have been converted into pesos at a rate of Ps. 2.87 per U.S.$ 1.00 in the case of assets and Ps. 2.91 per U.S.$ 1.00 in the case of liabilities, the buy/sell exchange rates reported by Banco de la Nación Argentina on September 30, 2005.

Recognition of the Effects of Inflation

The interim consolidated financial statements for the nine-month periods ended September 30, 2005 and 2004 were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. Restatement of financial statements was discontinued from September 1, 1995 through December 31, 2001, a period characterized by very low rates of inflation and in certain years, deflation. Between January 1, 2002 and February 28, 2003, Argentine law was amended to permit the restatement of financial statements to reflect the effects of inflation, in recognition of the high rates of inflation that followed the end of the peso/U.S. dollar parity maintained under Argentine Law No. 25,445, whereby the Central Bank was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. Pursuant to Decree No. 664/03, of the Argentine executive branch and resolution No. 441/03 issued by the Comisión Nacional de Valores (“CNV”), restatement of financial statements to reflect inflation was discontinued again effective March 1, 2003.

Discontinuation of financial statement restatements is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements.

Cable Subscribers

The following table sets forth selected information relating to us within each of the areas in which we operated as of September 30, 2005 based on our internally generated market information:

	Cities of Buenos Aires, La Plata and Greater Buenos Aires	Atlantic Coast and Central Argentina	Litoral	Total Argentine Regions	Paraguay	Uruguay	Total International	Total Multicanal
Multicanal Homes Passed	2,982,553	1,067,809	426,540	4,476,902	327,300	520,000	847,300	5,324,202
Multicanal Subscribers	521,239	327,976	145,338	994,553	48,372	85,010	133,382	1,127,935
Multicanal Penetration	17.5%	30.7%	34.1%	22.2%	14.8%	16.3%	15.7%	21.2%

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The annualized churn rate for the three-month period ended September 30, 2005 was 11.9%, as compared to 14.3% for the three-month period ended September 30, 2004. The decrease in the churn rate is primarily due to the continued recovery of the Argentine economy and the continued effect of our introduction in 2002 of a sign-up fee, resulting in a lower level of disconnections. Our churn rate is determined by calculating the total number of disconnected cable television customers during each of the periods as a percentage of the initial number of cable television customers for each such period. During the nine-month period ended September 30, 2005 we continued to increase subscribers, with a net addition of approximately 70,100 subscribers as compared to a net addition of approximately 59,000 during the nine-month period ended September 30, 2004.

Internet Subscribers (Cable Modem). As of September 30, 2005, we provide high-speed Internet access to approximately 52,900 subscribers.

Paraguay Share Exchange. On October 12, 2005, after obtaining the approval of the National Telecommunications Commission of Paraguay (“Conatel”), we completed the share exchange agreed upon between us, as holder of shares of Cable Visión Comunicaciones S.A.E.C.A. (“CVC”) and Televisión Dirigida S.A.E.C.A. (“TVD”), and Mrs. Claudia Pedrozo Bogado, Mrs. María Elena Bogado Silva and Mrs. Francisca Bogado de Pedrozo (the “Pedrozo Shareholders”), as holders of 100% of the capital stock of Consorcio Multipunto Multicanal S.A. (“CMM”). As a result, we (i) acquired 70% of the capital stock and votes of CMM and in consideration thereof (ii) assigned to the Pedrozo Shareholders 30% of the capital stock and votes of CVC and TVD. The exchange will allow the companies to integrate their operations and implement common policies.

Nine-month periods ended September 30, 2005 and 2004

Net Revenues. Net revenues were Ps. 463.4 million for the nine-month period ended September 30, 2005. This figure represents an increase of 12.8% compared to net revenues of Ps. 410.7 million for the nine-month period ended September 30, 2004. The increase in net revenues in this period as compared to the nine-month period ended September 30, 2004 is attributable to the higher number of subscribers in the nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004 and an increase in the basic fees for our services (together representing an increase in revenues from subscriptions of Ps. 47.0 million), as well as an increase in revenues from the provision of high-speed Internet access (cable modem) of Ps. 4.1 million, revenues from advertising of Ps. 0.6 million and other sales of Ps. 1.3 million.

Our revenues are presented net of charges for the allowance for doubtful accounts.

Direct Operating Expenses and Cost of Goods Sold. Our direct operating expenses and cost of goods sold were Ps. 241.6 million for the nine-month period ended September 30, 2005. This figure represents an increase of 26.2% over our direct operating expenses

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and cost of goods sold of Ps. 191.4 million in the nine-month period ended September 30, 2004, which is mainly attributable to increases in programming expenses of Ps. 12.0 million, sundry of Ps. 21.2 million (driven by higher costs related to repair and maintenance activities), payroll and social security expenses of Ps. 9.4 million, rentals of Ps. 2.2 million, and cost of goods sold of Ps. 5.1 million.

Direct operating expenses and cost of goods sold consist principally of:

•	signal delivery fees paid to programming suppliers;
•	wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of cable networks and customer disconnections owned by us;
•	the cost of modems that are delivered to Internet customers; and
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to a lesser extent, the costs of related materials consumed in repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for our monthly publication.

Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps. 97.5 million for the nine-month period ended September 30, 2005. This figure represents an increase of 20.7% from Ps. 80.8 million for the nine-month period ended September 30, 2004, which is attributable principally to an increase in payroll and social security expenses of Ps. 6.9 million, taxes, rates and contributions of Ps. 1.9 million, fees and compensation for services of Ps. 1.8 million, commissions of Ps. 1.0 million, personnel expenses of Ps. 1.6 million, publicity and advertising expenses of Ps. 1.4 million and sundry of Ps. 0.8 million.

Our selling, general, administrative and marketing expenses consist of:

•	professional fees;
•	wages and benefits of non-technical employees;
•	sales commissions;
•	advertising;
•	insurance;
•	rental of office space;
•	other office related expenses; and
•	various direct taxes.

Depreciation and Amortization. Depreciation and amortization expenses were Ps. 73.6 million in the nine-month period ended September 30, 2005. This figure represents a decrease of 16.8% compared to depreciation and amortization expenses of Ps. 88.5 million in the nine-month period ended September 30, 2004. This decrease in our depreciation and amortization expenses was mainly due to some of our property and equipment becoming fully depreciated.

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Financial (Income) Expenses and Holding Losses Net. Our net financial expenses and holding losses were Ps. 142.4 million in the nine-month period ended September 30, 2005, compared with financial losses, net, of Ps. 202.6 million in the nine-month period ended September 30, 2004. The decrease in net financial expenses and holding losses for the nine-month period ended September 30, 2005 compared to the same period of 2004 is attributable principally to the impact of the appreciation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated assets and debt during the nine-month period ended September 30, 2005 (Ps. 48.7 million), and a decrease in commissions and other expenses of Ps. 10.8 million, which was partially offset by an increase in interest expenses of Ps. 11.0 million.

Other Non-Operating Income (Expenses), Net. Other non-operating expenses, net, were Ps.4.2 million in the nine-month period ended September 30, 2005, compared to other non-operating expenses, net, of Ps. 1.6 million in the nine-month period ended September 30, 2004. Other non-operating expenses net, in the nine-month period ended September 30, 2005 was mainly attributable to provisions for lawsuits and contingencies of Ps. 5.8 million, partially offset by a gain on the sale of property of Ps. 1.4 million and a recovery of other receivables of Ps. 0.9 million.

Income Taxes and/or Tax on Minimum Notional Income. We recorded a gain in income taxes for the nine-month period ended September 30, 2005 of Ps. 20.2 million compared to a gain of Ps. 43.9 million for the nine-month period ended September 30, 2004. The decrease in the gain in income taxes for the nine-month period ended September 30, 2005 as compared to the same period of 2004 is mainly due to a lower loss before income taxes.

Net Gain/Loss. We recorded a net loss of Ps. 76.0 million for the nine-month period ended September 30, 2005, as compared to a net loss of Ps. 110.4 million for the nine-month period ended September 30, 2004, as a result of the factors described above.

Liquidity and Capital Resources

We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

•	equity contributions from our shareholders;
•	borrowings under bank facilities or debt security issuances;
•	cash flow from operations; and
•	financing by sellers of cable systems we acquire.

The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and after. As a result, we have defaulted on all

12

payments on our Existing Notes that have come due, and all principal payments and a substantial portion of our interest payments on our Bank Debt since February 2002. See “Continuation of Operations.” Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations.

As of September 30, 2005, our shareholders’ equity is negative. We expect this condition to be reversed once we consummate the transactions contemplated in our APE. Under Section 94 of the Argentine Corporations Law, the application of which has been suspended until December 10, 2005 pursuant to Decrees No. 1269/02, 1293/03 and 540/05, companies with a negative shareholders’ equity are required to dissolve.

During the nine-month period ended September 30, 2005, we applied a portion of our cash flows from operations to upgrade part of our network to facilitate the provision of broadband services. We spent Ps. 46.5 million on property and equipment in the nine-month period ended September 30, 2005 compared to Ps. 32.9 million in the nine-month period ended September 30, 2004.

13

Condensed from the original prepared in Spanish for publication in Argentina

INDEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MULTICANAL S.A.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1

REPORT OF INDEPENDENT ACCOUNTANTS ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Multicanal S.A.

1.

We have audited the accompanying condensed consolidated balance sheets of Multicanal S.A. and its subsidiaries at September 30, 2005 and December 31, 2004 and the related condensed consolidated statements of operations, of cash flows and of changes in shareholders’ equity for the nine-month period ended September 30, 2005. These condensed consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these condensed consolidated financial statements based on our audits.

2.

We conducted our audits of the condensed consolidated financial statements in accordance with Argentine auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

As mentioned in Note 2.5 (l), the Company has analyzed the recoverability of the net asset for deferred tax on the basis of its current business plans. We are not in a condition to foresee if the assumptions used by Management to prepare those projections will take place in the future and as a result, if the net asset of deferred taxes will be recovered.

4.

Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed consolidated financial statements.

5.

In our opinion, except for the departure of generally accepted accounting standards mentioned in paragraph 4. and subject to the effect on the financial statements of the adjustments and reclassifications, if any, that might result from the situation described in paragraph 3., the condensed consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Multicanal S.A. and its subsidiaries at September 30, 2005 and December 31, 2004, and the consolidated results of their operations and their cash flows for the nine-month period ended September 30, 2005, in conformity with accounting principles generally accepted in the Autonomous City of Buenos Aires.

6.

The comparative information for the nine-month period ended September 30, 2004 is taken from the condensed interim consolidated financial statements of the Company at that date, on which we issued our limited review report with a qualification similar to that described in paragraph 3.

7.

The accompanying condensed consolidated financial statements are presented on the basis of accounting principles generally accepted in the Autonomous City of Buenos Aires, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina November 9, 2005	PRICE WATERHOUSE & CO. S.R.L. by /s/ Carlos A. Rebay (Partner)
Carlos A. Rebay

F-2

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

INTERIM CONSOLIDATED BALANCE SHEET

(At September 30, 2005 and December 31, 2004)

	September 30,	December 31,
	2005	2004
	Ps.
ASSETS
CURRENT ASSETS
Cash and banks	34,774,325	182,064,389
Short-term investments (Note 3 (a))	255,934,687	51,193,257
Trade receivables (Note 3 (b))	16,680,110	18,989,354
Receivables from related parties	20,185,478	13,093,359
Other (Note 3 (c))	56,867,732	55,411,769
Inventories (Note 3 (d))	1,341,452	-
Total current assets	385,783,784	320,752,128
NON-CURRENT ASSETS
Long-term investments (Note 3 (f))	6,531,781	6,896,177
Property and equipment, net (Note 4)	394,537,012	424,711,853
Intangible assets (Note 5)	14,356,428	16,949,334
Goodwill (Note 3(g))	1,193,315,394	1,195,204,785
Other (Note 3 (e))	498,148,366	463,995,292
Total non-current assets	2,106,888,981	2,107,757,441
Total assets	2,492,672,765	2,428,509,569
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	83,138,060	76,107,255
Short-term bank and financial debt (Notes 3 (h) and 7)	2,330,632,068	2,208,644,560
Acquisition related debt	246,201	314,315
Taxes payable	17,793,732	16,379,412
Debt with related parties	6,441,014	15,088
Payroll and social security	17,786,404	12,121,948
Other (Note 3 (i))	13,133,801	6,794,996
Total current liabilities	2,469,171,280	2,320,377,574
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities	568,217	839,973
Taxes payable	6,322,229	1,075,348
Acquisition related debt	100,633	100,633
Long-term bank and financial debt	239,753	239,753
Other (Note 3 (j))	11,809,573	11,127,253
Provision for lawsuits and contingencies (Note 6 (c))	16,508,725	17,254,671
Total non-current liabilities	35,549,130	30,637,631
Total liabilities	2,504,720,410	2,351,015,205
TEMPORARY TRANSLATION DIFFERENCES	(2,123,815)	(2,444,276)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	14,308,637	28,206,862
SHAREHOLDERS’ EQUITY (as per related statement)	(24,232,467)	51,731,778
Total liabilities, Temporary translation differences, Minority interest in consolidated subsidiaries and Shareholders’ equity	2,492,672,765	2,428,509,569

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

F-3

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

(For the nine-month periods ended September 30, 2005 and 2004)

	September 30,
	2005	2004 (Unaudited)
	Ps.
Net revenues (Note 3 (k))	463,366,275	410,657,223
Operating costs
Cost of goods sold and direct operating expenses (Exhibit B)	(241,551,782)	(191,439,771)
General and administrative expenses (Exhibit A)	(53,039,416)	(49,280,160)
Selling and marketing expenses (Exhibit A)	(44,496,096)	(31,550,167)
Depreciation and amortization	(73,631,544)	(88,474,473)
Operating gain	50,647,437	49,912,652
Non-operating expenses
Financial income / (expenses) and holding results, net
On assets
Exchange differences and results from conversion	450,718	13,727,382
Bank expenses	(727,924)	(869,444)
Holding gains/short-term investments	387,797	214,809
Holding results – Inventories	(3,542)	-
Interest	5,832,502	2,085,129
On liabilities
Interest	(165,725,256)	(154,765,903)
Loan index adjustment	(8,302,146)	(4,372,557)
Exchange differences	48,296,113	(25,354,256)
Tax on debits and credits to bank current accounts	(4,958,985)	(4,794,193)
Commissions	(17,660,000)	(28,502,092)
Other non-operating income / (expenses), net (Note 3 (l))	(4,156,853)	(1,584,870)
Loss before income taxes, minority interest and equity in the gains of affiliated companies	(95,920,139)	(154,303,343)
Income taxes and / or tax on minimum notional income	20,189,602	43,851,474
Loss before minority interest and equity in the gains of affiliated companies	(75,730,537)	(110,451,869)
Equity in the gains of affiliated companies	1,094,583	942,440
Minority interest in results of consolidated subsidiaries	(1,328,291)	(853,698)
Net loss	(75,964,245)	(110,363,127)
Net loss per share	(0.20)	(0.30)
Weighted average number of shares	371,635,103	371,635,103

            The accompanying notes and exhibits are an integral part of these interim consolidated financial statements.

F-4

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(For the nine-month periods ended September 30, 2005 and 2004)

		SHAREHOLDERS' CONTRIBUTIONS
	Number of issued and authorized common shares par value Ps. 1	Share capital	Adjustments to capital	Additional paid-in capital	Merger premium	Reserve	Legal reserve	Retained earnings (accumulated deficit)	Total shareholders’ equity
At January 1, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,815,422,317)	182,656,042
Net loss for the period	-	-	-	-	-	-	-	(110,363,127)	(110,363,127)
At September 30, 2004	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,925,785,444)	72,292,915
At January 1, 2005	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(1,946,346,581)	51,731,778
Net loss for the period	-	-	-	-	-	-	-	(75,964,245)	(75,964,245)
At September 30, 2005	371,635,103	371,635,103	469,187,808	1,052,448,962	33,930,620	64,519,465	6,356,401	(2,022,310,826)	(24,232,467)

The accompanying notes and exhibits are an integral part of these interim consolidated financial statement.

F-5

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(For the nine-month periods ended September 30, 2005 and 2004)

	September 30,
	2005	2004 (Unaudited)
	Ps.
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(75,964,245)	(110,363,127)
Adjustments to reconcile net (loss) gain to net cash provided by operating activities:
Accrued income tax	(20,189,602)	(43,851,474)
Depreciation of fixed assets	70,527,600	83,942,988
Intangible assets amortization	3,103,944	4,531,485
Equity in the losses of affiliated companies	(1,094,583)	(942,440)
Loan index adjustment	8,302,146	4,372,557
Interest accrued on financial liabilities and acquisition of cable	164,810,554	153,430,028
Exchange difference on negotiable obligations	(49,631,528)	31,192,936
Minority interest in results of consolidated subsidiaries	1,328,291	853,698
Provision for lawsuits and contingencies	5,798,757	-
Result from holding of long-term investments	3,542	-
Holding results - Inventories	(1,597)	(2,082)
Income tax paid	(8,349,052)	(8,521,743)
Decrease (increase) in assets
Trade receivables	2,309,244	(1,187,994)
Other current assets	6,057,869	3,701,610
Other non-current assets	(7,657,139)	(3,087,424)
Receivables from related parties	(7,092,119)	23,488
Inventories	(1,344,994)	-
Increase (decrease) in liabilities
Debt with related parties	6,425,926	312,216
Other current and non-current liabilities	6,813,894	(658,991)
Accounts payable and accrued liabilities	6,759,049	7,329,845
Payroll and social security	5,664,456	256,664
Current and non-current taxes payable	3,210,756	(8,286,342)
Provision for lawsuits and contingencies	(6,544,703)	(1,304,348)
Results from conversion	(3,675,283)	(13,498,609)
Cash provided by operations	109,571,183	98,242,941
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals	(46,503,100)	(32,930,827)
(Acquisitions)/Sales of cable systems and subscribers and (increase) decrease in goodwill and intangible assets	(3,378,981)	(2,426,355)
Dividends received	2,250,552	1,079,234
Cash used in investment activities	(47,631,529)	(34,277,948)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of acquisition related debt	-	(8,126,120)
Financial loans obtained	-	91,760
Payment of interest on loans	(5,933)	(637)
Decrease of minority interest in consolidated subsidiaries	(4,482,355)	(4,363,426)
Cash used in financing activities	(4,488,288)	(12,398,423)
INCREASE IN CASH AND CASH EQUIVALENTS	57,451,366	51,566,570
Cash and cash equivalents at the beginning of period	233,257,646	187,926,696
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	290,709,012	239,493,266

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

F-6

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(For the nine-month period ended September 30, 2005 and comparatives)

NOTE 1 - BUSINESS OF THE COMPANY

Multicanal S.A. (the “Company” or “Multicanal”), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

The Company’s licenses to operate the different cable systems owned by it have been granted by the Comité Federal de Radiodifusión (Federal Broadcasting Committee or “COMFER”) and have an initial term of 15 years, with an option to renew for an additional 10 years.

Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders’ contributions.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The consolidated financial statements include accounts of Multicanal and the following subsidiaries:

F-7

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	% of capital and votes held by Multicanal
	September 30,	December 31,
	2005	2004
	%
Subsidiaries
Telesur Teledifusora Río Cuarto S.A.	100.00	100.00
Delta Cable S.A.	84.00	84.00
Teve Cable San Francisco S.A.	100.00	100.00
A.V.C. Continente Audiovisual S.A.	90.00	90.00
Televisora Privada del Oeste S.A.	51.00	51.00
Pem S.A.	100.00	100.00
CV Berazategui S.A.	70.00	70.00
San Lorenzo T.V. Cable S.A.	100.00	100.00
La Capital Cable S.A. (1)	50.00	50.00
Chaco Cable Color S.A.	100.00	100.00
Teledifusora San Miguel Arcángel S.A.	50.10	50.10
Tevemundo S.A.	100.00	100.00
Cable Imagen S.R.L. (2)	100.00	100.00
Televisión Dirigida S.A.E.C.A.	89.63	89.39
Cablevisión Comunicaciones S.A.E.C.A.	89.90	89.81
Tres Arroyos Televisora Color S.A.	76.85	74.92
Wolves Televisión S.A.	100.00	100.00
Adesol S.A.	100.00	100.00
Cable Video Sociedad Anónima	100.00	100.00
Hazen Limited	100.00	100.00

(1)	Proportional consolidation.
(2)	Company in the process of being transformed from a S.R.L. to a S.A. (Corporation).

2.2.	Recognition of the effects of inflation

The consolidated financial statements were prepared in constant units of currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, restatement of the financial statements was discontinued until December 31, 2001 as a result of a period of economic stability. Between January 1, 2002 and March 1, 2003 the effects of inflation were recognized as a result of a period of high inflation. As from that date, in accordance with Decree No. 664 of the National Executive Branch and Resolution No. 441/03 issued by the Comisión Nacional de Valores (National Securities Commission or the “CNV”), restatement of the financial statements was discontinued.

This criterion is not in line with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. This deviation has not had a material effect on these financial statements.

2.3.	Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles (“GAAP”) and the requirements of the CNV and are presented in Argentine pesos (“Ps.”).

The Company has maintained the same disclosure criteria used in previous years in relation to this matter, and will adopt the new accounting standards when so required by the control authorities.

Certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These consolidated financial

F-8

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

statements do not include all the additional disclosures required by the US Securities and Exchange Commission (“SEC”) or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

2.4.	Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2004 and for the nine-month period ended September 30, 2004 which are presented for comparative purposes.

2.5.	Valuation criteria

The principal valuation criteria used in the preparation of these consolidated financial statements are as follows:

(a)	Cash and Banks

Cash on hand was recorded at face value.

(b)	Foreign currency

Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at period-end exchange rates.

The financial debt incurred by the Company in the issuance of negotiable obligations has been valued according to a conservative criterion, as mentioned in the preceding paragraph. Notwithstanding this, the Company reserves the right to consider that debt pesified, as stated in its submission of the legal proceeding to seek approval of the acuerdo preventivo extrajudicial (the “APE”) (See Note 12).

(c)	Short-term investments

Time deposits were valued according to the amount deposited at the time of the transaction plus accrued financial interest based on the internal rate of return determined at that time.

(d)	Trade receivables and accounts payable

Trade receivables and accounts payable were valued at the estimated cash value at the time of the transaction plus interest and implicit financial components accrued based on the internal rate of return determined at such time.

Trade receivables include an allowance for doubtful accounts, which is considered to be sufficient to absorb future losses due to uncollectible loans.

(e)	Financial receivables and payables

Financial receivables and payables were valued based on the sums of money disbursed and collected, respectively, plus financial results accrued based on the rate estimated at that time.

(f)	Other receivables and payables

F-9

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Sundry receivables and payables were valued based on the best estimates of the amounts receivable and payable, respectively.

(g)	Inventories

Inventories have been appraised at their replacement cost at the end of the period. The values obtained in this manner do not exceed their respective estimated recoverable values at the end of the period.

(h)	Long-term investments

Long-term investments in subsidiaries and related companies were valued by the equity method of accounting.

The professional accounting standards used by the subsidiaries and related companies for the preparation of its financial statements are the same as those used by the Company. In the event of differences, the corresponding adjustments were made.

Foreign companies: Cable Visión Comunicaciones S.A.E.C.A., Televisión Dirigida S.A.E.C.A., and Adesol S.A. were classified as not integrated with the operations of the Company as these companies generate revenue, incur expenses and obtain financing in their countries of incorporation. Hazen Limited was classified as integrated with the operations of the Company as established by Technical Pronouncement No. 18.

The figures of the financial statements of the non-integrated companies located abroad have been converted to pesos applying the period-end exchange rate. Exchange differences arising from conversion have been charged to the Temporary Translation Differences line and amounted to (Ps.2,123,815) and (Ps.2,444,276) at September 30, 2005 and December 31, 2004, respectively.

Long-term investments in companies in which no significant control or influence is exercised were valued at their restated acquisition cost following the guidelines mentioned in Note 2.2.

(i)	Property and equipment

Property and equipment were valued at restated acquisition cost following the guidelines indicated in Note 2.2., net of accumulated depreciation.

Depreciation was calculated by the straight-line method based on the estimated useful lives of the assets, using annual rates sufficient to extinguish asset values by the end of their useful lives.

Aggregate assets value does not exceed their economic value to the business at the end of the period.

(j)	Intangible assets

Intangible assets represent basically exploitation rights and concessions, and were valued at restated cost following the guidelines indicated in Note 2.2., net of accumulated amortization.

Amortization was calculated by the straight-line method, based on an estimated useful life of between 5 and 20 years.

Aggregate value of intangible assets does not exceed their estimated recoverable value at the end of the period.

(k)	Goodwill

F-10

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Goodwill represents the higher value disbursed on the corresponding proportional equity value of the investments. Goodwill was restated following the guidelines indicated in Note 2.2.

As from January 1, 2003, goodwill has not been amortized, as it had unspecified useful life directly related to the Company’s business.

The Company regularly evaluates goodwill for recoverability based on estimates and the evaluation of available information at the date of issue of the financial statements. It is estimated that the aggregate value of goodwill, net of the allowance recorded, is lower than recoverable value at the end of the period.

(l)	Income Tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

To determine deferred tax assets and liabilities the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and the tax loss carryforwards, observing the regulations in effect at the date of issue of these consolidated financial statements.

Since it is unlikely that future taxable income will absorb part of net assets timing differences and tax loss carryforwards, the Company has recorded an impairment on net asset timing differences and has not recognized the tax loss carryforwards that it estimates will not be absorbed.

The Company has analyzed the recoverability of the net deferred tax asset determined at September 30, 2005 based on its current business plans and has therefore recorded the net asset timing differences and loss carry-forwards it expects to offset in future fiscal years.

As established by CNV regulations, deferred tax assets and liabilities were not discounted. This criterion is not in line with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted.

However, as of September 30, 2005, this deviation has not had a material impact on these financial statements.

(m)	Minimum notional income tax

The Company calculates minimum notional income tax by applying the current rate (1%) on computable assets at the end of the year. This tax complements income tax. The tax obligation of the Company during each year will be determined by the higher of the two taxes. However, if in a given year minimum notional income tax exceeds income tax, that amount in excess can be computed as payment on account of income tax determined in the following ten years.

In May 2001 the Company was included in the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). For this reason, the Company was exempt from this tax until December 31, 2002.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, as it estimates that it will be able to compute it as payment on account of income tax in future years.

(n)	Provision for lawsuits and contingencies

A provision has been set up to cover potential labor, commercial, tax and other types of contingencies that could generate liabilities for the Company. The opinion of the Company’s legal counsel has been taken into account for purposes of calculation of the amount and likelihood of occurrence.

F-11

(o)	Shareholders’ equity

These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

The “share capital” account has been stated at its historical nominal value. The difference between the capital stock stated in constant currency and the capital stock stated in historical nominal value has been disclosed under the “adjustments to capital” account, in the shareholders’ equity.

(p)	Recognition of revenues

Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company’s revenues are presented net of the allowance for doubtful accounts.

(q)	Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(r)	Programming rights

Programming rights pending invoicing at the period-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(s)	Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

NOTE 3 -	ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS
	September 30,	December 31,
	2005	2004
	Ps.
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
Money market instruments	29,167	35,829
Time deposits	255,884,962	50,750,108
Other	20,558	407,320
	255,934,687	51,193,257

(b) Trade receivables
From subscriptions	21,930,519	22,462,760
From advertising	7,807,901	11,163,661
Notes receivable	43,203	20,676
From new businesses	531,989	2,021,377
Credit cards	2,369,571	2,357,297
From assurance	3,972,431	3,963,425
Other	150,350	147.334

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30,	December 31,
2005	2004
Ps.

Allowance for doubtful accounts (Note 6 (a))
From subscriptions	(16,210,150)	(17,756,612)
From advertising	(3,537,216)	(5,012,076)
From new businesses	(378,488)	(378,488)
	16,680,110	18,989,354

(c) Other
Advances to suppliers	5,362,242	6,526,297
Receivables from minority shareholders	875,378	334,206
Tax advances	4,146,597	3,797,906
Deposits in guarantee	382,140	533,708
Other receivables	6,950,014	6,936,622
Prepaid expenses	5,460,571	5,247,245
Advances to employees	316,384	395,474
Judicial deposits	12,251,811	15,332,756
Dividends receivable	4,271,218	499,595
Other	16,851,377	15,807,960
	56,867,732	55,411,769
(d) Inventories
Material / Supplies	385,071	-
Resale goods	956,381	-
	1,341,452	-
NON-CURRENT ASSETS
(e) Other
Prepaid expenses	18,239,657	19,147,204
Net deferred tax assets	460,060,523	433,647,041
Tax advances	16,421,377	11,020,208
Deposits in guarantee	283,966	180,839
Other receivables	2,604,406	-
Other	538,437	-
	498,148,366	463,995,292
(f) Long-term investments
Investments in companies carried under the equity method (Note 10)	1,466,627	6,190,058
Advances for the purchase of companies	11,108,438	6,912,000
Provision for recovery of investments (Note 6 (d))	(6,601,000)	(6,762,000)
Investments in companies carried at cost	557,716	556,119
	6,531,781	6,896,177
(g) Goodwill
Original Value	2,635,244,728	2,637,138,497
Accumulated amortization	(867,770,532)	(867,774,910)
	1,767,474,196	1,769,363,587
Allowance for impairment of Goodwill	(574,158,802)	(574,158,802)
	1,193,315,394	1,195,204,785

F-13

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2005	December 31, 2004
	Ps.
CURRENT LIABILITIES
(h) Short-term bank and financial debt
Overdraft facilities	57,144	57,144
Corporate Bonds
Capital	1,477,849,320	1,513,398,960
Interests payable	761,790,120	613,426,605
Loans
Capital	43,866,857	44,694,027
Interests payable and restatements	47,068,627	37,067,824
	2,330,632,068	2,208,644,560
(i) Other
Other provisions	13,616	113,571
Debt with minority shareholders	252,175	259,704
Dividends payable	4,123,514	2,260,626
Sundry creditors	239,543	762,010
Other	8,504,953	3,399,085
	13,133,801	6,794,996
NON-CURRENT LIABILITIES
(j) Other
Investment in companies carried under the equity method – Fintelco S.A. (Note 10)	11,077,368	10,870,136
Other	732,205	257,117
	11,809,573	11,127,253

	September 30, 2005	September 30, 2004
		(Unaudited)
	Ps.
CONSOLIDATED STATEMENT OF OPERATIONS
(k) Net revenues
Gross sales
From subscriptions	444,503,086	397,524,065
From advertising	10,040,073	9,488,963
From cable modem	5,445,626	1,352,508
Other	6,062,498	4,756,465
Allowance for doubtful accounts
From subscriptions	(2,111,473)	(2,447,368)
From advertising	(573,535)	(17,410)
	463,366,275	410,657,223
(l) Other non-operating income / (expenses), net
Provision for lawsuits and contingencies	(5,798,757)	-
Indemnification paid	-	(518,000)
Recovery of sundry receivables	885,000	-
Gain on the sale of real estate	1,395,507	-
Other	(638,603)	(1,066,870)
	(4,156,853)	(1,584,870)

F-14

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT

	September 30, 2005
	Original value	Accumulated depreciation	Net book value	Assets lives years
		Ps.
Installations, external wiring and transmission equipment	1,429,857,799	(1,203,293,993)	226,563,806	10
Properties	121,258,526	(50,913,301)	70,345,225	50
Computer equipment	72,581,883	(65,493,405)	7,088,478	5
Furniture, fixtures and tools	55,300,453	(51,707,588)	3,592,865	10
Vehicles	31,584,212	(27,172,529)	4,411,683	5
Materials, net of provision for obsolescence of materials	68,092,156	-	68,092,156	-
Work in progress	12,967,390	-	12,967,390	-
Advances to suppliers	1,475,409	-	1,475,409	-
Total	1,793,117,828	(1,398,580,816)	394,537,012

	December 31, 2004
	Original value	Accumulated depreciation	Net book value	Assets lives years
		Ps.
Installations, external wiring and transmission equipment	1,437,330,608	(1,158,972,517)	278,358,091	10
Properties	122,283,816	(49,301,866)	72,981,950	50
Computer equipment	71,055,348	(63,096,399)	7,958,949	5
Furniture, fixtures and tools	54,383,614	(50,831,235)	3,552,379	10
Vehicles	30,524,910	(27,277,422)	3,247,488	5
Materials, net of provision for obsolescence of materials	44,931,062	-	44,931,062	-
Work in progress	12,543,681	-	12,543,681	-
Advances to suppliers	1,138,253	-	1,138,253	-
Total	1,774,191,292	(1,349,479,439)	424,711,853

The consolidated net additions of fixed assets for the nine-month periods ended September 30, 2005 and 2004 amounted to Ps.46,503,100 and Ps.32,930,827, respectively.

The consolidated depreciation of property and equipment for nine-month periods ended September 30, 2005 and 2004 amounted to Ps.70,527,600 and Ps.83,942,988, respectively.

F-15

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INTANGIBLE ASSETS

	September 30, 2005
	Original value	Accumulated amortization	Net book value
	Ps.
Others	42,241,804	(27,885,376)	14,356,428
Total	42,241,804	(27,885,376)	14,356,428

	December 31, 2004
	Original value	Accumulated amortization	Net book value
	Ps.
Others	52,283,795	(35,334,461)	16,949,334
Total	52,283,795	(35,334,461)	16,949,334

The consolidated amortization of intangible assets for nine-month periods ended September 30, 2005 and 2004 amounted to Ps.3,103,944 and Ps.4,531,485, respectively.

NOTE 6 - ALLOWANCES AND CERTAIN PROVISIONS

(a)	Allowance for doubtful accounts

	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004	2005	2004
	From subscriptions		From advertising	From new businesses
	Ps.
Balance at the beginning of the period / year	17,756,612	20,285,188	5,012,076	5,710,992	378,488	400,159
Increase (recorded as loss)	2,111,473	3,004,007	573,535	172,447	-	-
(Write-off)	(3,657,935)	(5,532,583)	(2,048,395)	(871,363)	-	-
Balance at the end of the period / year	16,210,150	17,756,612	3,537,216	5,012,076	378,488	400,159

F-16

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Provision for obsolescence of materials

	September 30,	December 31,
	2005	2004
	Ps.
Balance at the beginning of the period / year	11,036,033	11,146,358
Decrease of provision	-	(110,325)
Balance at the end of the period / year	11,036,033	11,036,033

(c) Provision for lawsuits and contingencies

	September 30,	December 31,
	2005	2004
	Ps.
Balance at the beginning of the period / year	17,254,671	19,831,019
Increase (recorded as loss)	5,798,757	899,517
Decrease of provision	(6,544,703)	(3,475,865)
Balance at the end of the period / year	16,508,725	17,254,671

(d) Provision for recovery of investments

	September 30,	December 31,
	2005	2004
	Ps.
Balance at the beginning of the period / year	6,762,000	6,635,500
(Decrease) Increase of provision	(161,000)	126,500
Balance at the end of the period / year	6,601,000	6,762,000

NOTE 7 - BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated through application of the Reference Stabilization Coefficient (“CER”), the Company’s financial debt, subject to restructuring under the terms of the APE, is made up as follows:

a)	US$37,620,000 in principal amount of Series C 10½% Notes due 2018,
b)	US$130,802,000 in principal amount of Series E 13.125% Notes due 2009,
c)	US$98,761,000 in principal amount of 10½% Notes due 2007,
d)	US$144,000,000 in principal amount of Series J Floating Notes due 2003 and
e)	US$ 96.669.000 in principal amount of 9¼% Notes due 2002.

Deferred Payments

On February 1, 2002, the Company deferred payment of principal and interest on its 9¼% Notes due 2002 and interest on its 10½% Notes due 2007 due to the Argentine economic and social crisis that resulted in the issuance of economic, foreign exchange and regulatory measures adopted during the economic and social crisis. Later, on February 26, 2002 the Company deferred payment of interest on its Series J Floating Rate Notes due 2003. On April 15, 2002 the Company deferred payment of interest on its Series C 10½% Notes due 2018 and its Series E 13.125% Notes due 2009 (collectively the “Existing Notes”) and together with the existing bank debt (the “Existing Debt”) due to the worsening of the economic crisis in Argentina.

F-17

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Proposal for the restructuring of the financial debt

In 2003, the Company submitted to its creditors a proposal for restructuring its financial debts. The restructuring proposal was set forth in an APE and comprises three options: a cash buyback option at 30 cents per U.S.$1, a ten-year bond exchange option and a combined exchange option (including a seven-year bond and common stock), each subject to a ceiling. Based on the approvals obtained at the bondholders’ meeting of all series of Existing Notes held on December 10, 2003 and the support provided by commercial bank creditors, the Company announced that the requisite majority of affected creditors had consented to the restructuring set forth in the APE. On December 16, 2003 the Company filed its APE together with evidence of the consents and approvals obtained from its creditors with the Commercial Court No. 4 of Buenos Aires (the “Argentine Court”) seeking judicial confirmation thereof. The Company published the statutory notices as ordered by the Argentine Court on December 17, 2003, and creditors had a right to file objections to the confirmation of the APE until February 13, 2004. Several objections were filed, including an objection by State Street Bank, on behalf of the U.S.-based investment group known as W.R. Huff (“Huff”). The Company answered each of the objections filed. On April 14, 2004, the Argentine Court rejected the objections presented and confirmed the APE (the “APE Confirmation Order”). Holding that all affected creditors should be treated equally, the Argentine Court ordered that the three options contemplated in the APE should be offered to those present at the meeting held on December 10, 2003 who had voted against the APE or had abstained from voting, as well as to those creditors that did not attend to the meeting, giving such elections the same treatment as those made at the December 10, 2003 bondholders’meeting by the creditors that approved our proposal. On October 4, 2004, the Cámara de Apelaciones en lo Comercial (Court of Appeals on Commercial Matters), Chamber “A” (the “Court of Appeals”) rendered a decision affirming the April 14, 2004 decision of the Argentine Court. On December 14, 2004, the Court of Appeals dismissed an extraordinary appeal filed by Huff against its decision of October 2004, affirming the lower court’s confirmation of the APE. Huff subsequently filed a recurso de queja (petition in error) with the Supreme Court of Justice (the “Supreme Court”), seeking to reverse the decision rendered by the Court of Appeals, which was dismissed in April 2005 by the Supreme Court. In the meantime, Huff made several submissions with the Argentine Court seeking to delay the publication of the notices (edictos) contemplated in the April 14, 2004 decision, which were also rejected on May 16, 2005. On May 26, 2005 the Argentine Court dismissed an appeal taken by Huff on the same date against the May 16, 2005 decision. To the Company’s knowledge, Huff did not seek to reverse the rejection of the appeal dated May 26, 2005. The Company has been advised that Argentine law affords no further appeal against the April 14, 2004 decision.

On July 7, 2005, the Company filed its response to a new notice served by the Argentine Court upon a filing requesting such court to order the Company to make the publications. On July 8, 2005, the Argentine Court deemed the notice answered and considered the explanations presented by the Company. On August 2, 2005, the Company was notified of the filing of a new brief, requesting once again that the court order the Company to publish the notices. On August 25, 2005, the Argentine Court rejected for the second time a petition filed by a group of bondholders to require the Company to publish the notices ordered by the Argentine Court in the APE Confirmation Order. As of the date of these financial statements, the resolution has been appealed and the matter is still pending before the Court of Appeals.

The Board of Directors of the Company is trying to obtain recognition of its APE in the United States subject to the compliance with certain measures that are currently being litigated in the United States.

If the Company consummates the transactions contemplated in the APE, under the terms approved by the courts, each holder of Existing Debt shall receive:

(a)	a cash payment of U.S.$300 per U.S.$1,000 of principal amount of Existing Debt that is repurchased by the Company under the APE (the “Cash Option”);

F-18

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	U.S.$1,050 principal amount of the 10-Year Step-Up Notes (the “10-Year Notes”) per U.S.$1,000 of principal amount of Existing Debt exchanged under the APE (the “Par Option”); or
(c)

641 Class C shares of common stock and U.S.$440 principal amount of either (i) 7% 7-Year Notes (the “7-Year Fixed Rate Notes”), or (ii) 7-Year Floating Rate Notes (the “7-Year FRNs”, together with the 7-Year Fixed Rate Notes, the “7-Year Notes”) per U.S.$1,000 of principal of the Existing Debt exchanged pursuant to the APE (the “Combined Option”).

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt repurchased or exchanged under the APE. Interest will accrue on the 10-Year Notes and on the 7-Year Notes from December 10, 2003, and the first interest payment date will occur on the date of delivery under the APE.

The Company plans to (i) repurchase approximately U.S.$125 million of the principal amount of Existing Debt with an aggregate cash payment of U.S.$37.5 million, (ii) exchange approximately U.S.$76.5 million principal amount of Existing Debt for U.S.$80.3 million of 10-Year Notes, (iii) exchange approximately U.S.$143.0 million principal amount of Existing Debt for U.S.$143.0 million principal amount of 7-Year Notes and (iv) exchange approximately U.S.$181.9 million principal amount of Existing Debt for Class C common shares representing approximately 35% of the Company’s total capital stock. In accordance with the terms of the APE, the maximum aggregate principal amount of Existing Debt that may be exchanged for the Par Option is U.S.$76.5 million; for the Combined Option, U.S.$324.9 million; and for the Cash Option, U.S.$131 million. Any principal amount of Existing Debt electing the Par Option exceeding U.S.$76.5 million will be prorated and reallocated ratably to the Combined Option or, to the extent the maximum amount of Existing Debt that may be exchanged for the Combined Option has been fully subscribed, to the Cash Option pursuant to the APE. As of December 2003, when the Company accepted the Existing Debt that holders had agreed to exchange pursuant to the APE, holders of Existing Debt in an aggregate principal amount exceeding U.S.$76.5 million had elected the Par Option. Accordingly, although under the APE any principal amount of Existing Debt electing the Combined Option exceeding U.S.$324.9 million shall be prorated and reallocated ratably to the Par Option, because the maximum amount of the Par Option has been exceeded as results of the elections by holders, any excess amounts electing the Combined Option will be allocated ratably to the Cash Option together with any amount of principal of Existing Debt which elected the Par Option. Any principal amount of Existing Debt electing the Cash Option that exceeds U.S.$131 million will be prorated and reallocated to the Combined Option. The allocation will be made after giving effect to any election made in accordance with the decisions of the Argentine and U.S. courts. The Existing Debt in respect of which holders make no election shall be allocated ratably to the Combined Option or to the Cash Option, as the case may be, outstanding after giving effect to the allocation mentioned above.

NOTE 8 - SHAREHOLDERS’ CAPITAL

On August 8, 2003, the Shareholders’ Meeting of the Company resolved to increase the corporate capital by Ps. 4,814,066, through the capitalization of all irrevocable contributions recognized until such date. Thus, the capital was increased to Ps.371,635,103 through the issuance of 2,629,140 ordinary registered non-endorsable Class A shares with a par value of Ps.1 each and entitled to five votes per share, delivered to Grupo Clarín S.A., and 2,184,926 ordinary registered non-endorsable Class B shares with a par value of Ps.1 each and entitled to one vote per share, of which 654,438 correspond to Grupo Clarín S.A. and 1,530,488, to Arte Gráfico Editorial Argentino S.A. The Superintendency of Corporations approved the registration of the capital increase on February 15, 2005.

As mentioned in Note 13, on May 7, 2004 the shareholders of the Company decided to increase the capital stock through the contribution to be made by the controlling shareholder, Grupo Clarín S.A., amounting to US$ 15,000,000 and the capitalization of the financial debt offered, subject to confirmation of the judgment approving the APE and compliance with the procedures contemplated therein.

F-19

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As a result, the shares of the Company are currently held as follows:

	Number of shares
Shareholder	Class A	Class B	Total	% Holding
Grupo Clarín S.A.	202,963,617	50,521,104	253,484,721 (1)	68.21
Arte Gráfico Editorial Argentino S.A.	-	118,150,382	118,150,382	31.79
Total	202,963,617	168,671,486	371,635,103	100.00

(1)	Of this holding, 40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares are pledged in favor of Telefónica de Contenidos S.A. Unipersonal.

As of September 30, 2005, the Company has a negative shareholders’ equity. Management anticipates that this situation will be reversed once the financial debt restructuring already initiated by the Company is completed, in which case it will not be necessary to dissolve the Company, as set forth in Section 5, paragraph 94 of the Business Companies Law, the application of which has been suspended until December 10, 2005 pursuant to Decrees No. 1269/02 and 540/05.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a) Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller’s compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company made advance payment of US$ 2,300,000 on account of the total price and the seller issued a promissory note for the amount received, i.e. US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction.

As a result of the seller’s failure to meet its obligations the final agreement was not signed. As a result of the seller’s non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure preventing collection by the Company of the promissory note amounting to US$ 2,300,000.

The Company asked the intervening judge to demand payment of court fees on the amount of the contract from the plaintiff, after the Court accepted the petition and suspended the procedural terms. In view of the plaintiff’s failure to pay court fees after having been demanded payment, the Company requested lifting of the preliminary injunction, ending of the lawsuit and filing of the case. The judge did not end the case but accepted the lifting of the preliminary injunction, a ruling that was confirmed by the Court of Appeals on Civil and Commercial matters, Room 4. Confirmation by the Court of Appeals is firm.

The file was sent back to the original Court, where the proceeding will be continued. The Company cannot assure that following the lifting of the preliminary injunction it will be able to collect the amount due.

(ii) Tres Arroyos Televisora Color S.A. trusts

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. José María Sáenz Valiente (the “Trustee”) (h). The Company was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the Trustee over a 10-year period. The trust will be revoked if the Company were to fail to pay the consecutive monthly installments.

Additionally, on the same date, a beneficial interest on the mentioned shares, was set up in favor of the Company, for the earlier of 10 years or the Trust life.

In accordance with the minutes of the shareholders’ meeting of Tres Arroyos Televisora Color S.A. dated April 27, 2005, the Company resolved to capitalize irrevocable capital contributions, thus increasing its capital stock from the amount of Ps.24,000 to Ps.3,121,153 represented by 3,121,153 common shares of nominal value Ps.1 each and carrying one vote per share.

On June 9, 2005 an Addendum to the Trust Agreement was executed, amending the clauses referring to the transfer of shares in accordance with the resolved capital increase.

Under the terms of the Trust Agreement and its Addendum, as of September 30, 2005 the Trustee has made the stock transfers, and consequently Multicanal is the holder of 2,398,605 shares representing 76.85% of the voting capital stock of the company and the Trustee is the legal owner of the remaining 722,548 shares representing 23.15% of the remaining voting capital stock of the company.

(iii) Setting up of Hazen Limited.

On November 4, 2004 Hazen Limited, a wholly-owned subsidiary of Multicanal, was set up abroad.

(b) Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management’s opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company’s financial condition or results of operations.

(c) Operating licenses

Broadcasting licenses are granted for a 15-year term, renewable for one additional ten year-term. Applicable regulations establish that COMFER must grant an extension if it is verified that the licensee has complied with applicable regulations, the bidding terms and conditions and the obligations undertaken in its proposals during the original term of the license. The Company estimates that it will obtain all requested extensions of existing licenses. The extension of the licenses is subject to approval by COMFER. Although management considers the risk that the Company will be unable to renew its licenses in the future remote, it cannot provide assurance that the Company will obtain any such extensions. Since cable TV is a service not requiring award through a public bidding process and licenses are granted directly by COMFER, if COMFER verifies that during the 25-year term of the license the Company has complied with applicable laws, the bidding terms and conditions and obligations assumed in its proposals, it may award a new license. However, pursuant to the terms of Decree No. 527/05, the expiration of broadcasting licenses in effect on May 24, 2005 has been suspended for a period of ten years. As a result of the Decree, such licenses continue to be valid during the 10-year suspension period and remain valid following the 10-year suspension period for the number of years that were remaining as of May 24, 2005. Decree No. 527/05 requires that broadcasting companies like Multicanal with licenses to which it would apply, submit to COMFER, within two years, for its approval proposals that would make broadcasting time

F-21

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

available for programming that contributes to the protection of the national culture and the education of the population. As of the date of these financial statements, the Company has not yet submitted such proposals.

(d) Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested that COMFER approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course.

(e) Claims by COMFER

(i) Administrative proceedings

The Company has sought participation in various installment plans in order to pay fines for breach of broadcasting regulations. As a result of such filings, the amounts payable determined by the COMFER have been paid by the Company by assigning advertising time in favor of the Secretaría de Medios de Comunicación (the “Department of Media”) and COMFER, which will be applied to the promotion of general interest campaigns conducted by the National State.

As of September 30, 2005, COMFER has notified us that it commenced summary proceedings against us for 1,516 violations occurring since November 1, 2002, of minority age protection and contents regulations of the Broadcasting Law and has imposed fines that have been finally determined by COMFER as due and payable totaling Ps.342,579. Although the Company has appealed such fines, the Company cannot assure you that such appeals will be decided in its favor.

(ii) Demand for payment from Vidycom S.A.

COMFER filed a claim whereby it demanded payment from Vidycom S.A. (“Vidycom”), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolutions No. 393/93 and 790/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER’s requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

On May 17, 2005, the Company appeared before COMFER to avail itself of the moratorium established under Resolution No. 1316/CFR/03 to pay the unpaid and due amounts owed to COMFER.

The moratorium provides for a 50% reduction of interest rates applicable to the calculation of debts on account of radio broadcasting fees for the benefit of those who execute a payment agreement with COMFER regarding fees due, bearing payment of litigation costs and expenses incurred.

In connection with such revenues, the amount paid as unpaid differences, after deduction of the interest owed, amounted to Ps.364,088.99 and was settled in a single payment.

(iii) Demand for payment due to rejection of requests for exemption

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

COMFER issued various resolutions announcing the rejection of the request for exemptions filed under the terms of Resolution No. 393/93 to the holders of broadcasting licenses absorbed by the Company and to demand payment of sums due plus interest.

The Company considers that there are allegations of fact and questions of law in its favor that would require COMFER to review its position, but the Company cannot provide any assurance that the authorities will rule in favor of the Company.

(f) Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance established a maximum term of 7 years for cable operators to adapt their wiring networks according to the requirements of the ordinance. The municipality of the City of Mar del Plata issued an ordinance to regulate the installation of cable TV networks.

Although the Company has been adapting its network, it has had difficulties making its network fully compliant as a result of the economic crisis in Argentina, the current lack of financial stability and the successive tax charges, which have forced the Company to apply its resources and income to ensuring the continuity of its business and greatly reduce its capital expenditures. On September 30, 2002 the Company requested suspension of the terms established by ordinance 48,899.

According to applicable regulations, 5% of the year’s profit must be applied to the legal reserves until it equals 20% of Company equity.

(g) Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders’ equity as of June 30, 2005. Under the Argentine Corporations Law, this could bring its dissolution, unless its capital is restored. The Company and Cablevisión S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h) Complaints against the Supercanal Group

The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the “Supercanal Group”), including an action to declare resolutions adopted during the Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company filed an extraordinary appeal against that resolution, claiming it is both “arbitrary” and “damaging to the institution”. On October 1, 2004, the Company was notified of the dismissal of its extraordinary appeal.

Other legal actions were initiated, claiming the suspension of: i) the last five Ordinary Shareholders’ Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Supervisory Committee, and the dissolution of Supercanal Capital N.V.

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40, and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.

The Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(i) Restrictions on the distribution of profits

There are certain restrictions on the distribution of dividends by the Company due to the limitations and conditions contained in the APE.

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

Company	Direct percentage participation in voting stock	September 30,	December 31,
	%	2005	2004
		Ps.
VER T.V. S.A.	49.00	1,466,627	6,190,058
Fintelco S.A.	50.00	(11,077,368)	(10,870,136)
		(9,610,941)	(4,680,078)

NOTE 11 - ANTITRUST CONSIDERATIONS

On August 24, 1998, the Chamber of Internal Trade and Defense of Consumer of the Province of Entre Rios made a presentation before the National Committee for the Defense of Competition (“CNDC”) alleging a division of regions between Multicanal and its competitors. On May 4, 1999 the pertinent rebuttal was submitted. On June 24, 2004, the preliminary stage was concluded and notice was served upon the parties, as established by Section 23 of Law 22262.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal’s acquisition of this company. Although the Company has submitted rebuttals to the CNDC, no assurance can be provided that a final decision will be favorable to it.

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MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Additionally, on February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevisión S.A. and those providing Televisión Satelital Codificada S.A. and Tele Red Imagen S.A. channels consisting of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the “Asociación de Fútbol Argentino” in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution.

The Commission penalized the companies with a fine, which in the case of the Company amounts to Ps.352,859. The resolution under which the fine was applied was appealed by the Company on October 8, 2002. Court B of the Chamber of Criminal and Economic Matters suspended the fine established by the Secretariat for Defense of Competition. The Ministry of Economy appealed this ruling before the Supreme Court of Justice (“CSJN”), the file was remitted to the prosecutor for resolution.

On March 12, 1999, the owner of a cable television operating company in the city of Roldán, Province of Santa Fe, brought an action against Multicanal claiming uncompetitive practices in that city. On December 9, 2003 the preparatory stage of the case was concluded. The CNDC served notice under section 23 of Law No. 22262 in relation to this case and initiated summary proceedings. The Company made such presentation on January 28, 2004 and on October 22, 2004 the CNDC admitted part of the evidence offered by the Company.

In December 2001, and November 2003, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed two complaints before the CNDC accusing Multicanal of (i) having divided with Cablevisión S.A. areas in which the companies provide services, (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.’s usual price. The Company submitted the relevant explanations to CNDC. The case corresponding to Santa Fe was brought to trial. On December 9, 2004 Multicanal was notified of an injunction instructing it not to sell signal in the Gigacable area at a lower price than that charged in other areas; the Company filed a claim against that measure. The Company cannot assure you that the controversies will be solved or that the Company shall not be sanctioned in the case of a failure to reach an agreement.

On September 17, 2003 the Company was notified of a claim made by Gigacable S.A. alleging that Multicanal S.A. and Cablevisión S.A (i) have made presentations before various bodies (COMFER and the Municipality of Rosario), which hindered Gigacable S.A. from obtaining the administrative permits to operate in Rosario; (ii) engaged in monopolistic conduct. The Company answered that claim on October 6, 2003. On May 30, 2005 the explanations furnished by the Company were accepted and the record of the proceedings was ordered. Notwithstanding the foregoing, the Company cannot assure you that Gigacable will not appeal the decision.

The Domestic Trade and Consumer Protection Bureau of the Province of Entre Ríos filed a claim before the National Court of Appeals in relation to the division of areas between Multicanal (as succeeding company of Video Cable 6 S.A.) and its competitors. On May 4, 1999, the Company filed an explanation brief. On February 14, 2005, the CNDC concluded the preliminary stage and served notice upon the parties for them to submit the pertinent rebuttal and offer evidence.

On December 15, 2002 Arsenio Mendoza, from the city of Paraná, brought a claim before the Consumer Protection Bureau in Entre Ríos. The claim states that: i) Cable Video would carry out promotion activities in certain areas in which the plaintiff has not been included, ii) Cablevisión S.A. had expressed that it could not provide the service in the area of the plaintiff and iii) the contents of TV programs of Cable Video violate children’s rights, as they are unsuitable for them. On August 15, 2003 the case entered the evidentiary stage. This case was consolidated with the Gigacable case (they will be heard together).

NOTE 12 – NOTIFICATION OF PETITIONS FOR BANKRUPTCY FILED AGAINST THE COMPANY

F-25

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of these consolidated financial statements the Company has been served with process on 34 petitions for bankruptcy against it as a result of the Company's deferral of payments of principal and interest on its negotiable obligations. The Company filed its response in all cases, and deposited in escrow, the amount claimed in pesos at the rate of exchange of US$ 1 = Ps.1 plus CER plus 8% per annum for interest and 5% to cover possible expenses relating to lawsuits. The judge: i) considered it sufficient at this time in order to disregard the credit invoked as “revealing factor” of suspension of payment of debts, the deposit made by the Company, dismissing 33 petitions for declaration of bankruptcy, (the court of appeals having ratified the lower court decisions in those cases where plaintiffs appealed such decisions); ii) the filing of the APE suspended the other bankruptcy petition.

One additional petition was filed but not served on the Company and was suspended.

The Company argued in its response to the bankruptcy petitions that its foreign currency obligations had been converted to pesos as established by Section 1 of Decree No. 214/02, because the provisions of Section 1, subsection e) of Decree No. 410/02 (establishing that “the obligations of the public and private sectors denominated in foreign currency, compliance with which is subject to foreign laws, are not subject to the conversion to pesos”) do not apply in this case.

In the offer to restructure its financial debt (see Note 7) the Company calculated Existing Debt to be restructured in US dollars, to reflect more clearly the reduction of the debt and the exchange ratio for the new securities that would be issued if its restructuring transactions are consummated. The fact that its debt has been denominated in US dollars exclusively for such purposes does not mean that the Company has changed its position of considering those obligations to have been pesified, as this approach was taken only to achieve a rapid and effective conclusion to the negotiation of the APE, in order to obtain creditors’ acceptance of the proposal without having to waive any valid rights. This approach, which does not address the definition of the scope of the Decree on Conversion to Pesos referred to above, has been the most appropriate one to overcome financial difficulties for the benefit of the Company, its creditors and the public in general, but should not be construed as a waiver by the Company of its right to sustain that the debt incurred prior to the issuance of Decree No. 410/02 is subject to pesification.

In view of this, in the submission filed to request approval of the reorganization plan from the court, the Company reserved its right to file a motion for the pesification of all financial debts incurred in the issuance of outstanding negotiable obligations if the out-of-court reorganization plan were not to be approved and insolvency proceedings were to be filed against it.

On January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the “Involuntary Petitioners”), claiming to be holders of debt securities issued by Multicanal, filed against Multicanal an involuntary petition in a reorganization proceeding under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”).

On January 30, 2004, at the request of the Board of Directors of Multicanal under a proceeding brought on January 16, 2004 pursuant to Section 304 of the U.S. Bankruptcy Code, in order to counteract legal actions initiated by Huff before the courts of the State of New York in December 2003, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal’s APE under the jurisdiction of the Argentine Court (the “APE Proceedings”) to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal’s APE and its APE Proceedings to the fullest extent permitted under Argentine law, and (c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such

F-26

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MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Argentine court) to oppose Multicanal’s APE or its APE Proceedings to the fullest extent permitted under Argentine law.

The order of the U.S. Bankruptcy Court ensured that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE Proceedings. This order makes clear that any person’s or party’s participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of the automatic stay provisions of the United States Bankruptcy Code.

On August 27, 2004, the Company was notified of a preliminary decision rendered by the U.S. Bankruptcy Court in the Section 304 of the U.S. Bankruptcy Code proceeding initiated by the Company’s Board of Directors. The decision called for additional proceedings with respect to two matters prior to the Company obtaining a final favorable decision in the United States.

After making the filings required by the U.S. Bankruptcy Court with respect to those additional proceedings, on December 2, 2004 the Court issued a ruling stating that as a result of the clarifications made by Multicanal S.A in its filings it would issue a final ruling dismissing the involuntary proceeding, and subject to compliance with certain conditions, grant the motion filed by the Board of Directors of the Company under Section 304 of the U.S. Bankruptcy Code. On January 6, 2005 the U.S. Bankruptcy Court issued an order on the matters previously decided in its earlier order. The January 6, 2005 order of the U.S. Bankruptcy Code was appealed by Huff to the U.S. District Court for the Southern District of New York (the “U.S. District Court”) in January 2005. On April 5, 2005, the U.S. District Court entered an order upholding the U.S. Bankruptcy Court’s dismissal of the involuntary petition filed against the Company and the denial of Huff’s claim regarding its alleged rights under the federal securities law that was invoked to seek dismissal of the motion filed by the Board of Directors under Section 304, but reserved judgment on issues relating to the compliance with the conditions imposed by the U.S. Bankruptcy Court until May 31, 2005. In May 2005, additional filings were made before the U.S. District Court. In its resolution of May 16, 2005, the Argentine Court determined that performance of the conditions imposed by the U.S. Bankruptcy Court in the manner proposed by the Company did not require any further proceedings in Argentina. On May 31, 2005, a hearing was held before the U.S. District Court.

In turn, in April 2005 Huff appealed the April 5, 2005 U.S. District Court order to the United States Court of Appeals for the Second Circuit. The Company has sought dismissal of such appeal. No decision has been issued in the context of this appellate proceeding.

On September 6, 2005, to implement the cure ordered by the Argentine Court and the cure ordered by the U.S. Bankruptcy Court under the APE as promptly as practicable and to avoid the potential expense and delay that could result from further litigation regarding the availability of an exemption from registration under the Securities Act of 1933, the Company filed a registration statement with the SEC to register with the SEC the securities to be offered in connection with the cures.

On September 28, 2005, the U.S. District Court affirmed (with the limitation noted below) prior rulings of the U.S. Bankruptcy Court granting recognition to the Company’s APE in the United States to the extent the Company’s APE has been confirmed in Argentina and dismissing the involuntary Chapter 11 petition brought by Huff against the Company. The U.S. District Court, however, remanded the case to the U.S. Bankruptcy Court for further proceedings as to the legality of the measures proposed by the Company to implement the cures required by the Buenos Aires Court in its decision confirming the APE and by the U.S. Bankruptcy Court under Section 5 of the Securities Act of 1933 and the sufficiency of such measures under Section 304 of the U.S. Bankruptcy Code. Multicanal has presented its legal arguments following the schedule set forth by the U.S. Bankruptcy Court.

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Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – ADMISSION TO THE PUBLIC OFFER REGIME

On May 7, 2004 a Shareholders' Extraordinary Meeting was held to adopt the decisions contemplated under the terms of the APE approved by the Argentine Court. The Shareholders' Extraordinary Meeting approved the increase in capital stock as a result of the contribution of US$15,000,000 to be made by the controlling shareholder Grupo Clarín S.A., under the terms of a trust agreement entered into on December 11, 2003 the capitalization of the financial debt offered, as well as the overall amendment of the by-laws and admission of the Company to the public offering and share quotation regime. All such decisions were unanimously approved and shall become effective once the Company is ready to consummate the transactions contemplated in the APE, issuing new debt securities and making the payments set forth under the APE, in exchange for its debt.

On July 19, 2004, the Company’s Board of Directors, based on the results of the shareholders’ meeting, resolved to file the Company’s request to enter the public offering system, on July 20, 2004 having begun the procedure at the National Securities Commission to obtain the prequalification for the acceptance of the capital stock and the listing of Class D shares to be created by the conversion of Class C shares to enter the public offering system, subject to confirmation of the APE and after carrying out the procedures established in the ruling approving the reorganization.

On September 28, 2004 the Company’s Board of Directors approved the issuance of series “A” and “B” Negotiable Obligations in an amount of up to US$150,000,000 each, under the Global Negotiable Obligations Program for US$ 300,000,000, which shall be issued and delivered according to the APE, once the APE has been confirmed and cannot be appealed.

On September 29, 2004, the Company made presentations before CNV, the Buenos Aires Stock Exchange (“BCBA”) and the Over the Counter Market (Mercado Abierto Electrónico or “MAE”) to obtain the necessary approval for the delivery of the Series “A” and “B” negotiable obligations.

NOTE 14 – BALANCES AND OPERATIONS WITH RELATED COMPANIES

Below are the consolidated balances and operations of the Company with its related companies at September 30, 2005, presented in comparative format.

Parent companies (or companies exerting considerable influence):

	09.30.2005		09.30.2004	12.31.2004
Item / Operation	Amount for the nine-month period	Debtor (creditor) balance	Amount for the nine-month period	Debtor (creditor) balance

Receivables from parent companies	-	23,419	-	506,999
Payables to parent companies	-	(15,088)	-	(15,088)
Sales of advertising	30,306	-	171,062	-
Other sales	1,079	-	-	-
Consultancy services	(614,706)	-	(519,594)	-
Purchase of advertising	(3,225,529)	-	(3,007,180)	-

F-28

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Other related companies:

	09.30.2005		09.30.2004	12.31.2004
Item / Operation	Amount for the nine-month period	Debtor (creditor) balance	Amount for the nine-month period	Debtor (creditor) balance

Trade receivables	-	1,230,129	-	4,992,935
Accounts payable	-	(9,895,596)	-	(10,128,186)
Sales of advertising	1,628,670	-	1,474,566	-
Other sales	2,302,656	-	1,498,572	-
Publishing of magazines	(5,501,375)	-	(4,589,803)	-
Programming services (1)	(52,383,287)	-	(51,421,394)	-
Advisory services (2)	(3,839,668)	-	(3,321,143)	-
Purchase of advertising	(2,893,224)	-	(1,319,733)	-
Other purchases	(532,457)	-	(1,969,798)	-

(1) Includes programming services purchased by Multicanal from Tele Red Imagen S.A. (“TRISA”) and Televisión Satelital Codificada (“TSC”), companies of the group in which Grupo Clarín S.A. holds 50% of the capital stock.

(2) Fees for advice on administrative and financial, human resources, systems and purchases provided by Gestión Compartida S.A., a company wholly owned by Grupo Clarín S.A.

NOTE 15 – SUBSEQUENT EVENTS

a) On October 12, 2005, having obtained from the National Telecommunications Commission of Paraguay (“CONATEL”) the approval for a share exchange between the Company, as holder of shares of Cable Visión Comunicaciones S.A.E.C.A. (“CVC”) and Televisión Dirigida S.A.E.C.A. (“TVD”), and Mrs. Claudia Pedrozo Bogado, Mrs. María Elena Bogado Silva and Mrs. Francisca Bogado de Pedrozo (“Pedrozo Shareholders”), as holders of 100% of the capital stock of Consorcio Multipunto Multicanal S.A. (“CMM”), the share exchange agreed upon between Multicanal S.A. and the Pedrozo Shareholders was completed. As a result, Multicanal S.A. (i) acquired 70% of the capital stock and votes of CMM and in consideration thereof, (ii) assigned to the Pedrozo Shareholders 30% of the capital stock and votes of CVC and TVD. The exchange will allow the companies to integrate their operations and implement common policies.

b) On October 14, 2005, the boards of directors of Pem S.A. and Multicanal S.A. approved the execution of a share exchange agreement entered into on September 30, 2005, whereby Multicanal S.A. exchanged 563,821 shares in Wolves Televisión S.A. for the interest Pem S.A. had as of that date in Cable Video Sociedad Anónima, Tevemundo S.A., Telesur Teledifusora Río Cuarto S.A., Teve Cable San Francisco S.A. and Chaco T.V. Cable Color S.A.

The share exchange agreement was entered into so that Multicanal would hold a 100% interest in the above-mentioned companies, with which it shall start a merger process effective as of October 1, 2005.

c) On October 20, 2005, the Company’s Board of Directors authorized its Chairman to initiate measures aimed at implementing a corporate restructuring by means of a merger. For purposes of consummating such merger, Multicanal will be the surviving company in all respects and will therefore continue with the business and operations of the companies, and Cable Video Sociedad Anónima, Chaco T.V. Cable Color S.A., Tevemundo S.A., Telesur Teledifusora Río Cuarto S.A. and Teve Cable San Francisco S.A., the absorbed companies, will be dissolved. This corporate restructuring will be effective as of October 1, 2005, as from which date the operations of the absorbed companies will be considered made by the surviving company. The balance sheets prepared by the companies as of September 30, 2005, will serve as basis for the merger.

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MULTICANAL S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

d) On November 4, 2005, the Buenos Aires Stock Exchange informed the Company that, as the Securities Commission had advised with a favorable pre-qualifying opinion, the documents corresponding to the request for joining the public offering regime and listing of the shares had been sent to the CNV.

F-30

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

Exhibit A

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No, 19550

for the nine-month periods ended September 30, 2005 and 2004

Caption	Direct operating expenses	General and administrative expenses	Selling and marketing expenses	Total at September 30,
				2005	2004
		Ps.			(Unaudited)
Payroll and social security	40,620,210	8,122,636	18,438,842	67,181,688	50,873,510
Employees’ dismissals	26,107	38,800	191,192	256,099	1,493,623
Taxes rates and contributions	7,741,967	3,382,527	10,648,988	21,773,482	19,332,887
Insurance	-	5,366	-	5,366	16,159
Programming rights	133,647,333	-	-	133,647,333	121,640,497
Printing and distribution of magazines	6,502,590	-	546,783	7,049,373	5,701,812
Fees and compensation for services	283,681	9,533,881	122,925	9,940,487	8,421,930
Commissions	363,729	11,298,156	2,024,884	13,686,769	13,675,223
Overhead	305,733	146,276	2,919	454,928	344,989
Personnel expenses	3,381,566	2,251,591	2,487,950	8,121,107	6,216,252
Building expenses	468,631	5,318,193	170,623	5,957,447	5,122,865
Vehicles expenses	356,674	2,719,396	279,254	3,355,324	2,845,151
Rentals	12,555,771	1,351,868	179,190	14,086,829	11,965,282
Security and surveillance	64,601	2,030,195	69,180	2,163,976	1,857,326
Representation and travel expenses	17,092	809,428	105,765	932,285	860,548
Office expenses	21,779	1,248,969	141,170	1,411,918	1,324,584
Publicity and advertising	-	-	9,017,150	9,017,150	7,612,303
Sundry	30,075,399	4,782,134	69,281	34,926,814	12,965,157
Total at September 30, 2005	236,432,863	53,039,416	44,496,096	333,968,375
Total at September 30, 2004	191,439,771	49,280,160	31,550,167		272,270,098

F-31

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

Exhibit B

COST OF GOODS SOLD AND DIRECT OPERATING EXPENSES

for the nine-month periods ended September 30, 2005 and 2004

	Total at September 30
	2005		2004
			(Unaudited)
	Ps.

Inventories at the commencement of the fiscal year		-		-
Resale goods	-		-

Purchase and Direct operating expenses in the nine-month period		242,896,776		191,439,771
Purchase	6,463,913		-
Direct operating expenses (Exhibit A)	236,432,863		191,439,771

More / (less)
Holding results		(3,542)		-

Less:
Inventories at the end of the six-month period		1,341,452		-
Material	385,071
Resale goods	956,381		-
Cost of goods sold and direct operating expenses		241,551,782		191,439,771

F-32

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2005	MULTICANAL S.A. By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer